SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

NTS-Properties V
(*Name of Issuer*)

Limited Partnership Interests
(*Title of Class of Securities*)

62942E308
(*CUSIP Number*)

J. D. Nichols,
Managing General Partner
NTS-Properties Associates V
10172 Linn Station Road
Louisville, Kentucky 40223
(502) 426-4800

(*Name, Address and Telephone Number of Person*
Authorized to Receive Notices and Communications)

December 31, 2000

(*Date of Event which Requires of Filing this Statement*)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: [ ]

Introduction

This Amendment No. 7 to Schedule 13D ("Amendment No. 7") is being filed on behalf of: J.D. Nichols; ORIG, LLC, a Kentucky limited liability company of which Mr. Nichols is the manager ("ORIG"); Ocean Ridge Investments, Ltd., a Florida limited partnership ("Ocean Ridge"); and NTS-Properties Associates V (the "General Partner"), a Kentucky limited partnership. Mr. Nichols, ORIG, Ocean Ridge and the General Partner (the "Reporting Persons") may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended ("Exchange Act"). This filing amends and supplements three previous Schedules 13D. The first was filed on February 21,1997, by BKK Financial, Inc., an Indiana corporation ("BKK"), which is the general partner of Ocean Ridge. The second was filed on February 5, 1999, on behalf of Mr. Nichols, Brian F. Lavin, ORIG, Ocean Ridge and the General Partner, and supplemented and amended the February 21, 1997 filing. The third was filed on October 11, 2000 on behalf of Mr. Nichols, Mr. Lavin, ORIG, Ocean Ridge and the General Partner, and supplemented and amended the February 5, 1999 filing. In addition to these three filings, final amendments to Schedules 14D-1 intended to satisfy the reporting obligations of the Reporting Persons under Section 13(d) of the Exchange Act were filed on February 16, 1999 and January 11, 2000, in connection with tender offers for limited partnership interests ("Interests") of NTS-Properties V, a Maryland limited partnership (the "Partnership"). Also, a final amendment to Schedule TO intended to satisfy the reporting obligations of the Reporting Persons under Section 13(d) of the Exchange Act was filed on December 29, 2000 in connection with a tender offer for Interests.

Prior to December 31, 2000, Mr. Nichols owned 90% of the outstanding membership interests in ORIG (the "ORIG Interests") and Mr. Lavin owned the remaining 10% of the ORIG Interests. As of December 31, 2000, Mr. Nichols transferred 89% of the ORIG Interests and retained one percent of the ORIG Interests. Mr. Nichols transferred 15% of the ORIG Interests to Mr. Lavin, who currently owns 25% of the ORIG Interests, and 74% of the ORIG Interests to his wife, Barbara Nichols, who currently owns 74% of the ORIG Interests. Mrs. Nichols does not have the authority to vote the ORIG Interests transferred to her from Mr. Nichols and holds only an economic interest in ORIG. Thus, Mr. Nichols still has voting power over 75% of the ORIG Interests consisting of: (i) the one percent he retained; and (ii) the 74% he transferred to his wife. This Amendment No. 7 relates to two changes in the reporting of the beneficial ownership of the Interests. The first is Mr. Nichols' disclaiming beneficial ownership of those ORIG Interests which are not held in his name, in addition to the Interests held by Ocean Ridge and the General Partner. The second is Mr. Lavin's no longer being considered a member of the "group" on whose behalf this Schedule 13D is being filed. Mr. Lavin is not a manager of ORIG and, thus, is not a beneficial owner of the Interests within the meaning of Section 13(d) of the Exchange Act. Mr. Nichols is the sole manager of ORIG with exclusive decision making power with respect to the voting and disposition of the Interests.

The total number of Interests beneficially owned by the Reporting Persons is 10,247, or 33.5% of the outstanding Interests of the Partnership. The Reporting Persons are hereby amending the filings described above to: (i) reflect the disclaimers of beneficial ownership by Mr. Nichols resulting from the transfer of the ORIG Interests from Mr. Nichols to each of Mr. Lavin and Mrs. Nichols; (ii) reflect that Mr. Lavin is not a beneficial owner of the Interests within the meaning of Section 13(d) of the Exchange Act; and (iii) update the disclosure required pursuant to Item 5 of Schedule 13D.

1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

   J. D. Nichols

2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)   [ ]

   (b)   [X]

3) SEC Use Only

4) Source of Funds: BK

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6) Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

7) Sole Voting Power   10,247[1][2][3]

8) Shared Voting Power   0

9) Sole Dispositive Power   10,247[1][2][3]

10) Shared Dispositive Power   0

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 10,247[1][2][3]

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13) Percent of Class Represented by Row (11): 33.5%

14) Type of Reporting Person: IN

[1]   Includes: (i) five Interests owned by the General Partner, of which Mr. Nichols is the managing general partner; (ii) 2,632 Interests owned by Ocean Ridge; and (iii) 7,610 Interests owned by ORIG.

[2]   Mr. Nichols disclaims beneficial ownership of 10,171 Interests, including: (i) 2,632 Interests owned by Ocean Ridge; (ii) five Interests owned by the General Partner; and (iii) 7,534, or 99%, of the Interests owned by ORIG.

[3]   Mr. Nichols has the power to direct the voting and disposition of these Interests by virtue of the fact that he is the Manager of ORIG, the managing general partner of the General Partner and the Chairman of the Board of BKK, Financial, Inc. which is the general partner of Ocean Ridge.

1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

Ocean Ridge Investments, Ltd., a Florida limited partnership

2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a)   [ ]

(b)   [X]

3) SEC Use Only

4) Source of Funds: WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6) Citizenship or Place of Organization: Ocean Ridge is a Florida limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With:

7) Sole Voting Power   2,632

8) Shared Voting Power   7,615[1][2]

9) Sole Dispositive Power   2,632

10) Shared Dispositive Power   7,615[1][2]

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 10,247[3]

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13) Percent of Class Represented by Row (11): 33.5%

14) Type of Reporting Person: PN

[1]   Includes: (i) five Interests owned by the General Partner; and (ii) 7,610 Interests owned by ORIG.

[2]   Ocean Ridge disclaims beneficial ownership of 7,615 Interests, including: (i) five Interests owned by the General Partner; and (ii) 7,610 Interests owned by ORIG.

[3]   Includes: (i) five Interests owned by the General Partner; (ii) 7,610 Interests owned by ORIG; and (iii) 2,632 Interest held by Ocean Ridge.

1)　　　Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

ORIG, LLC, a Kentucky limited liability company

2)　　　Check the Appropriate Box if a Member of a Group (See Instructions)

(a)　　[ ]

(b)　　[X]

3)　　　SEC Use Only

4)　　　Source of Funds: BK

5)　　　Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)　　　Citizenship or Place of Organization: ORIG is a Kentucky limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With:

7)　　　Sole Voting Power　　　　　7,610

8)　　　Shared Voting Power　　　　2,637[1][2]

9)　　　Sole Dispositive Power　　　7,610

10)　　Shared Dispositive Power　　2,637[1][2]

11)　　Aggregate Amount Beneficially Owned by Each Reporting Person: 10,247[3]

12)　　Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13)　　Percent of Class Represented by Row (11): 33.5%

14)　　Type of Reporting Person: OO

---

[1]　Includes: (i) five Interests owned by the General Partner; and (ii) 2,632 Interests owned by Ocean Ridge.

[2]　ORIG disclaims beneficial ownership of 2,637 Interests, including: (i) 2,632 Interests owned by Ocean Ridge; and (ii) five Interests owned by the General Partner.

[3]　Includes: (i) five Interests owned by the General Partner; (ii) 7,610 Interests owned by ORIG; and (iii) 2,632 Interest held by Ocean Ridge.

1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

         NTS-Properties Associates V, a Kentucky limited partnership

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)   [ ]

         (b)   [X]

3)   SEC Use Only

4)   Source of Funds: WC

5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)   Citizenship or Place of Organization: NTS-Properties Associates V is a Kentucky limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With:

7)   Sole Voting Power   5

8)   Shared Voting Power   10,242[1][2]

9)   Sole Dispositive Power   5

10)   Shared Dispositive Power   10,242[1][2]

11)   Aggregate Amount Beneficially Owned by Each Reporting Person: 10,247[3]

12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13)   Percent of Class Represented by Row (11): 33.5%

14)   Type of Reporting Person: PN

[1]   Includes: (i) 2,632 Interests owned by Ocean Ridge; and (iii) 7,610 Interests owned by ORIG.

[2]   The General Partner disclaims beneficial ownership of 10,242 Interests, including: (i) 2,632 Interests owned by Ocean Ridge; and (ii) 7,610 Interests owned by ORIG.

[3]   Includes: (i) five Interests owned by the General Partner; (ii) 7,610 Interests owned by ORIG; and (iii) 2,632 Interest held by Ocean Ridge.

Item 5.   Interest in Securities of the Issuer.

(a)   Reference is hereby made to the Introduction and cover pages 3-6 attached hereto, which are incorporated hereby by reference.

As of May 31, 2001, the number of outstanding Interests of the Partnership is 30,626. The number of Interests beneficially owned by the Reporting Persons is 10,247, or 33.5% of the outstanding Interests.

(b)   Reference is hereby made to the Introduction and cover pages 3-6 attached hereto, which are incorporated hereby by reference.

(c)   None.

(d)   None.

(e)   Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 22, 2001   J. D. NICHOLS

                                               By:/s/ J.D. Nichols
                                               J. D. Nichols

                                               OCEAN RIDGE INVESTMENTS, LTD.

                                               By: BKK Financial, Inc.
                                               Its: General Partner

                                               By:/s/ J.D. Nichols
                                               J. D. Nichols
                                               Its: Chairman of the Board

                                               ORIG, LLC

                                               By:/s/ J.D. Nichols
                                               J. D. Nichols
                                               Its: Manager

                                               BRIAN F. LAVIN

                                               By:/s/ Brian F. Lavin

                                               Brian F. Lavin

                                               NTS-PROPERTIES ASSOCIATES V

                                               By:/s/ J.D. Nichols

                                               J. D. Nichols
                                               Its: Managing General Partner